Mail Stop 3561

October 30, 2006

Via Fax & U.S. Mail

Mr. Luo Weide
  Chief Financial Officer
CHINA EASTERN AIRLINES CORPORATION LIMITED
2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai 200335
The People's Republic of China

>   **Re: China Eastern Airlines Corporation Limited**
>   **Form 20-F for the year ended December 31, 2005**
>   **Filed July 7, 2006**
>   **File No. 1-14550**

Dear Mr. Luo:

    We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

    Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

FORM 20-F (Fiscal Year Ended December 31, 2005)

Operating and Financial Review and Prospects, page 34

Critical Accounting Policies: Maintenance and overhaul costs, page 45
and
Note 2(g) Maintenance and overhaul costs, page F-18

1.   We note your policy with respect to aircraft and engines under operating leases and that
      you have the responsibility to fulfill certain return conditions under relevant leases (i.e.,
      required major overhauls on a regular basis). We note you appear to be accruing these
      costs in advance based on the disclosure that "the present value of estimated costs of
      major overhauls for aircraft and engines under operating leases are provided at each
      balance sheet date." For U.S. GAAP, the accrual method of accounting for most
      maintenance and overhaul costs is not permitted. Tell us how you have reflected this
      difference in the U.S. GAAP reconciliation note to your IFRS GAAP financial
      statements. Also, on page 33 you state that the operating leases are customarily
      cancelable by the lessee on short notice and without major penalty. Please tell us why
      accrual for future overhaul costs is appropriate given the cancelable nature of your leases.

2.   Further, for U.S. GAAP, the return condition as pertaining to major overhauls, the lease
      return costs should be accounted for in a manner similar to the accounting for contingent
      rent, that is, recognized over the remaining life of the lease in accordance with EITF
      Issue 98-9, "Accounting for Contingent Rent." The objective is to recognize the expense
      for lease return costs as the related aircraft hours accumulate, beginning when it is
      probable that such costs will be incurred and they can be estimated. We believe these
      costs become probable and the amount can be estimated only near the end of the lease
      term (that is, after the aircraft has completed its last maintenance cycle prior to being
      returned). Please advise how your policy complies with U.S. GAAP, or provide an
      adjustment in the U.S. GAAP reconciliation footnote.

3.   It appears you apply two different methods of accounting for maintenance costs,
      depending on whether the aircraft is leased or owned. Please tell us why you believe this
      is appropriate under IFRS and U.S. GAAP.

Financial Statements

Note 43. Significant Differences between IFRS and U.S. GAAP, page F-71

(d) Retroactive application of the new overhaul accounting policy adopted in 2005, page F-73

4.   Clarify, if true, that for U.S. GAAP in years prior to fiscal 2005, you had previously
      expensed these costs as incurred, similar to IAS 16, and that for U.S. GAAP, the change
      in accounting policy in fiscal 2005 represented a change from one acceptable method to
      another acceptable method.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Mr. Lyn F. Shenk, Assistant Chief Accountant, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief